UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 1
 FORM CB/A
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)
Securities Act Rule 802 (Exchange Offer)
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)
Exchange Act Rule 14e-2(d) (Subject Company Response)
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

mmO2 plc
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company’s Incorporation or Organization)

mmO2 plc
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Ordinary Shares ISIN GB OO30872716
(CUSIP Number of Class of Securities (if applicable))

Christopher Fletcher-Smith mmO2 plc Wellington Street Slough Berkshire SL1 1YP England (44) (113) 272-2000

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
James M. Bartos Shearman & Sterling LLP Broadgate West 9 Appold Street London EC2A 2AP England (44) (20) 7655-5000

January 12, 2005
(Date Tender Offer/Rights Offering Commenced)

This amendment is solely for the purpose of adding Exhibit Number 9 to the Form CB submitted to the SEC on January 12, 2005.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
(1)	mmO2 plc: Recommended proposals by way of a capital reorganisation to enable the O2 Group to make distributions, dated January 12, 2005 (the “Proposals”).

(2)	Voting form for registered holders of American depositary receipts representing ordinary shares of mmO2 plc (“mmO2 plc ADRs”) in relation to the Proposals.

(3)	Letter of transmittal for registered holders of mmO2 plc ADRs in relation to the Proposals.

(4)	Letter from mmO2 plc to holders of mmO2 plc ADRs in relation to the Proposals, dated January 12, 2005.

(5)	Letter from mmO2 plc to brokers, dealers, commercial banks, trust companies and other nominees in relation to the Proposals, dated January 12, 2005.

Item 2.  Informational Legends

The required legend is included on prominent portions of the disclosure documents submitted with this form, to the extent applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(6)	“Notice of mmO2 plc Court Meeting,” proposed to be published in the Financial Times on or around January 17, 2005.

(7)	Press announcement of mmO2 plc: Corporate reorganisation to create distributable reserves, dated January 12, 2005.

(8)	O2 plc: Introduction to the Official List sponsored by Cazenove & Co. Ltd and Merrill Lynch International, dated January 12, 2005.

(9)	Press announcement of mmO2 plc: Sanction of scheme of arrangement, dated March 10, 2005.

PART III – CONSENT TO SERVICE OF PROCESS

mmO2 plc submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X with the furnishing of this Form CB on January 12, 2005.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

mmO2 plc

By:	/s/ David Finch
Name:	David Finch
Title:	Chief Financial Officer

Date: March 10, 2005